Exhibit (e)(1)
Excerpts from U.S. Xpress’ Proxy Statement filed on Schedule 14A with the SEC on April 11, 2007
EXECUTIVE COMPENSATION
Summary Compensation Table
          The following table sets forth information concerning the total compensation for the fiscal year 2006 awarded to, earned by, or paid to those persons who were, at December 31, 2006, (i) our Chief Executive Officer, (ii) our Chief Financial Officer, and (iii) our three other most highly compensated executive officers with total compensation exceeding $100,000 for the fiscal year ended December 31, 2006 (collectively, the “Named Executive Officers”).

						Non-Equity
						Incentive
				Stock	Option	Plan	All Other
		Salary	Bonus	Awards(2)	Awards(3)	Compensation(4)	Compensation(5)	Total
Name and Principal Position	Year	($)	($)(1)	($)	($)	($)	($)	($)
Max L. Fuller,	2006	768,269	75,000	95,016	—	—	279,443	1,217,728
Chief Executive Officer, Co-Chairman, Secretary, and President-Xpress Global Systems, Inc.
Patrick E. Quinn,	2006	768,269	75,000	95,016	—	—	277,527	1,215,812
Co-Chairman, President, and Treasurer
Ray M. Harlin,	2006	386,539	50,000	38,006	238,955	—	54,183	767,683
Chief Financial Officer and Executive Vice President-Finance
Michael S. Walters,	2006	294,430		96,965	—	75,000	16,322	482,717
President-Arnold Transportation Services, Inc.
Jeffrey S. Wardeberg,	2006	367,500	50,000	38,006	22,743	—	35,875	514,124
Chief Operating Officer

(1)	See the Compensation Discussion and Analysis for a description of these bonus amounts.

(2)	This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of stock awards granted to each Named Executive Officer, in 2006 as well as prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the 2006 grants, refer to note 2 of our financial statements as provided in the Form 10-K for the year-ended December 31, 2006, as filed with the SEC. For information on the valuation assumptions with respect to grants made prior to 2006, refer to the notes of our financial statements as provided in the Form 10-K for the respective year-end. See the Grants of Plan-Based Awards Table for information on awards made in 2006. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the Named Executive Officers.

(3)	This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of stock options granted to each Named Executive Officer, in 2006 as well as prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the 2006 grants, refer to note 2 of our financial statements as provided in the Form 10-K for the year-ended December 31, 2006, as filed with the SEC. For information on the valuation assumptions with respect to grants made prior to 2006, refer to the notes of our financial statements as provided in the Form 10-K for the respective year-end. See the Compensation Discussion and Analysis for further discussion with respect the options underlying these amounts. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the Named Executive Officers.

(4)	See the Grants of Plan-Based Awards Table for additional information.

(5) See the All Other Compensation Table for additional information.
All Other Compensation Table
     The following table describes each component of the “All Other Compensation” column in the Summary Compensation Table.

		Perquisites and			Contributions to
		Other Personal		Insurance	Retirement and
		Benefits		Premiums(6)	401(k) Plans	Total
Name	Year	($)		($)	($)	($)
Max L. Fuller	2006	110,651	(1)	162,192	6,600	279,443
Patrick E. Quinn	2006	110,297	(2)	160,630	6,600	277,527
Ray M. Harlin	2006	47,583	(3)		6,600	54,183
Michael S. Walters	2006	10,708	(4)		5,614	16,322
Jeffrey S. Wardeberg	2006	33,989	(5)		1,886	35,875

(1)	During 2006, Mr. Fuller received certain other benefits in addition to his salary, including, use of a company-owned vehicle, limited use of the company-owned aircraft for personal travel, and reimbursement for certain medical expenses. Additionally, during 2006 we paid certain club initiation fees and dues for Mr. Fuller. With the exception of the use of a company-owned aircraft, none of the personal benefits provided to Mr. Fuller exceeded the greater of $25,000 or 10% of the total amount of the personal benefits he received during 2006. The incremental cost of Mr. Fuller’s use of the company-owned aircraft was $81,881 and includes the variable costs incurred as a result of personal flight activity, a portion of ongoing maintenance and repairs, aircraft fuel, and any travel expenses for the flight crew. The calculation of the incremental cost excludes non-variable costs, which would have been incurred regardless of whether there was any personal use of the aircraft.

(2)	During 2006, Mr. Quinn received certain other benefits in addition to his salary, including, use of a company-owned vehicle, limited use of the company-owned aircraft for personal travel, and reimbursement for certain medical expenses. Additionally, during 2006 we paid certain club initiation fees and dues for Mr. Quinn. With the exception of the use of a company-owned vehicle and aircraft, none of the personal benefits provided to Mr. Quinn exceeded the greater of $25,000 or 10% of the personal benefits he received during 2006. The incremental cost of Mr. Quinn’s use of a company-owned vehicle was $27,865 and was calculated based on the depreciation expense we recognized with respect to that vehicle. The incremental cost of Mr. Quinn’s use of the company-owned aircraft was $75,422 and includes the variable costs incurred as a result of personal flight activity, a portion of ongoing maintenance and repairs, aircraft fuel, and any travel expenses for the flight crew. The calculation of the incremental cost excludes non-variable costs, which would have been incurred regardless of whether there was any personal use of the aircraft.

(3)	During 2006, Mr. Harlin received certain other benefits in addition to his salary, including, a cash vehicle allowance, limited use of the company-owned aircraft for personal travel, and reimbursement for certain medical expenses. Additionally, during 2006 we paid certain club initiation fees and dues for Mr. Harlin. None of the personal benefits provided to Mr. Harlin exceeded the greater of $25,000 or 10% of the total amount of the personal benefits he received during 2006.

(4)	During 2006, Mr. Walters received certain other benefits in addition to his salary, including, use of a company-owned vehicle. Additionally, during 2006 we paid certain term life insurance premiums on behalf of Mr. Walters. None of the personal benefits provided to Mr. Walters exceeded the greater of $25,000 or 10% of the total amount of the personal benefits he received during 2006.

(5)	During 2006, Mr. Wardeberg received certain other benefits in addition to his salary, including, a cash vehicle allowance, limited use of the company-owned aircraft for personal travel, and reimbursement for certain medical expenses. None of the personal benefits provided to Mr. Wardeberg exceeded the greater of $25,000 or 10% of the total amount of the personal benefits he received during 2006.

(6)	During 2006, we paid certain life insurance premiums on behalf of Messrs. Quinn and Fuller, as a result of arrangements entered into during a time when split-dollar insurance policies were common.
Narrative to the Summary Compensation Table
     See “Executive Compensation — Compensation Discussion and Analysis” for a complete description of our compensation plans pursuant to which the amounts listed under the Summary Compensation Table were paid or awarded and the criteria for such award or payment.
Grants of Plan-Based Awards
     The following table sets forth information concerning each grant of an award made to our Named Executive Officers during the fiscal year 2006.

								All Other	All Other
								Stock	Option
								Awards:	Awards:		Grant Date
		Estimated Future Payouts			Estimated Future Payouts			Number of	Number of	Exercise or	Fair Value
		Under Non-Equity			Under Equity			Shares of	Securities	Base Price	of Stock
		Incentive Plan Awards(1)			Incentive Plan Awards(2)			Stock or	Underlying	of Option	and Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Units	Options	Awards(6)	Awards(7)
Named Executive Officer	Date	($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($)
Max L. Fuller	1/27/06	172,860		576,202	3,498		11,661	—		—	—
	4/6/06	—		—	—		—	25,000 (3)		20.27	506,750
Patrick E. Quinn	1/27/06	172,860		576,202	3,498		11,661	—		—	—
	4/6/06	—		—	—		—	25,000 (3)		20.27	506,750
Ray M. Harlin	1/27/06	86,971		289,905	1,760		9,867	—		—	—
	4/6/06	—		—	—		—	10,000 (3)		20.27	202,700
Michael S. Walters	2/28/06	—		—	—		—	4,265 (4)		17.06	72,761
	2/28/06	—		—	—		—	11,800 (5)		17.06	201,308
	1/1/06	37,500		75,000	—		—	—
Jeffrey S. Wardeberg	1/27/06	82,688		275,625	1,674		5,578	—		—	—
	4/6/06	—		—	—		—	10,000 (3)		20.27	202,700

(1)	These columns represent the potential value of the payout for each Named Executive Officer based upon the attainment of specified performance targets, including the threshold and maximum targets, that were established by the Compensation Committee and as discussed in more detail in the Compensation Discussion and Analysis. The potential payouts are performance-driven and therefore completely at risk. As reflected in the Summary Compensation Table and as discussed in the Compensation Discussion and Analysis, Mr. Walters was the only Named Executive Officer that received non-equity incentive compensation for 2006.

(2)	This column represents the potential number of shares of stock to be awarded to each Named Executive Officer based upon the attainment of specified performance targets, including the threshold and maximum targets, that were established by the Compensation Committee and as discussed in more detail in the Compensation Discussion and Analysis.

(3)	This represents the number of restricted stock awards granted in 2006 to the Named Executive Officer. Subject to the terms of the award notices, 25% of the restricted stock awards will vest on each of the first through fourth anniversaries of the date of grant.

(4)	This represents the number of restricted stock awards granted on February 28, 2006 to Mr. Walters. As more fully described in the Compensation Discussion and Analysis, this grant will vest in full no later than December 8, 2009.

(5)	This represents the number of restricted stock awards granted on February 28, 2006 to Mr. Walters. As more fully described in the Compensation Discussion and Analysis, this grant will vest in full no later than December 8, 2008.

(6)	This column represents the exercise price for the stock awards granted, which was the closing price of our stock on the grant date.

(7)	This column represents the full grant date fair value of the stock awards under SFAS 123R granted to the Named Executive Officers in 2006. The fair value was calculated using the closing price of our common stock on the grant date. The fair value of the stock awards are accounted for in accordance with SFAS 123R. For additional information on the valuation assumptions, refer to note 2 of our financial statements in the Form 10-K for the year-ended December 31, 2006, as filed with the SEC. These amounts reflect our accounting expense, and do not correspond to the actual value that will be recognized by the Named Executive Officers.
Narrative to Grants of Plan-Based Awards
     See “Executive Compensation — Compensation Discussion and Analysis” for a complete description of (i) the performance targets for payment of incentive awards, and (ii) the stock awards that we granted during the year.
Outstanding Equity Awards at Fiscal Year-End
     The following table sets forth information concerning all stock option grants and stock awards held by our Named Executive Officers as of December 31, 2006. All outstanding equity awards are in shares of our Class A Common Stock.

	Option Awards					Stock Awards
									Equity
								Equity	Incentive
								Incentive	Plan Awards:
			Equity					Plan Awards:	Market or
			Incentive				Market	Number of	Payout Value
			Plan Awards:			Number of	Value of	Unearned	of Unearned
		Number of	Number of			Shares or	Shares or	Shares, Units	Shares, Units
		Securities	Securities			Units of	Units of	or Other	or Other
		Underlying	Underlying	Option		Stock That	Stock That	Rights That	Rights That
		Unexercised	Unexercised	Exercise	Option	Have Not	Have Not	Have Not	Have Not
		Options (#)	Unearned	Price	Expiration	Vested	Vested(4)	Vested	Vested
Name	Grant Date	Exercisable	Options (#)	($)	Date	(#)	($)	(#)	($)
Max L. Fuller	5/15/02	30,000		11.50	5/15/12	—	—
	2//5/04	50,000		13.90	2/05/14	—	—
	4/6/06	—		—	—	25,000 (1)	411,750
Patrick E. Quinn	5/15/02	30,000		11.50	5/15/12	—	—
	2//5/04	50,000		13.90	2/05/14	—	—
	4/6/06	—		—	—	25,000 (1)	411,750
Ray M. Harlin	7/3/97	50,000		18.75	7/03/12	—	—
	9/30/98	8,000		12.25	9/30/08	—	—
	2/28/00	25,000		6.50	2/28/10	—	—
	7/01/00	50,000		8.06	7/01/10	—	—
	5/15/02	18,000		11.50	5/15/12	—	—
	2/05/04	15,000		13.90	2/05/14	—	—
	4/6/06	—		—	—	10,000 (1)	164,700
Michael S. Walters	2/28/06	—		—	—	4,265 (2)	70,244
	2/28/06					11,800 (3)	194,347
Jeffrey S. Wardeberg	9/18/97	5,000		19.13	9/18/12	—	—
	9/30/98	2,500		12.25	9/30/08	—	—
	2/28/00	10,000		6.50	2/28/10	—	—
	1/25/01	7,500		6.88	1/25/11	—	—
	5/15/02	9,000		11.50	5/15/12	—	—
	2/05/04	20,000		13.90	2/05/14	—	—
	4/6/06	—		—	—	10,000 (1)	164,700

(1)	Subject to the terms of the award notices, 25% of the restricted stock awards will vest on each of the first through fourth anniversaries of the date of grant.

(2)	As more fully described in the Compensation Discussion and Analysis, and subject to the terms of the award notices, this grant will vest in full no later than December 8, 2009.

(3)	As more fully described in the Compensation Discussion and Analysis, and subject to the terms of the award notices, this grant will vest in full no later than December 8, 2008.

(4)	The market value was calculated by multiplying the closing market price of our stock on December 31, 2006, by the number of shares that have not vested.
Director Compensation
     The following table sets forth information concerning the compensation of our non-employee directors for the fiscal year 2006.

					Change in Pension
					Value and
					Nonqualified
	Fees Earned			Non-Equity	Deferred
	or Paid in	Stock	Option	Incentive plan	Compensation	All Other
	Cash(1)	Awards	Awards(3)(4)	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
James E. Hall	29,500		8,514				38,014
John W. Murrey, III	31,000		8,514				39,514
Robert J. Sudderth, Jr.	29,500 (2)		8,514				38,014

(1)	This column represents the amount of cash compensation earned in 2006 for Board and committee service.

(2)	Mr. Sudderth opted to receive his board-related compensation in the form of stock.

(3)	This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of stock options granted to each director, in 2006 as well as prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the 2006 grants, refer to note 2 of our financial statements in the Form 10-K for the year-ended December 31, 2006, as filed with the SEC. For information on the valuation assumptions with respect to grants made prior to 2006, refer to the notes of our financial statements in the Form 10-K for the respective year-end. These amounts reflect our accounting expense to be recognized over the full vesting period, and do not correspond to the actual value that will be recognized by the directors.

(4)	As at December 31, 2006, (i) Mr. Hall had 7,200 outstanding option awards; (ii) Mr. Murrey had 4,800 outstanding option awards; and (iii) Mr. Sudderth had 10,800 outstanding option awards.
Narrative to the Director Compensation Table
     Effective on March 2, 2006, we increased the annual retainer for our non-employee directors to $20,000 from $17,500. In addition to the annual retainer, non-employee directors receive $1,500 per Board of Directors’ meeting attended in person (or separate committee meeting attended in person), and $500 per Board of Directors’ meeting attended by telephone (or separate telephonic committee meeting). We also reimburse our non-employee directors for travel and other related expenses incurred in attending meetings. Non-employee directors have the option to accept shares of our Class A common stock in lieu of the annual retainer and meeting fees. If a non-

employee director elects this option, the number of shares issued to such director in lieu of cash is determined based on (i) the amount of the annual retainer divided by the fair market value of our Class A common stock on the annual meeting date, and (ii) the amount of meeting fees divided by the fair market value of our Class A common stock on the date compensation is earned. Currently, Mr. Sudderth has opted to receive his board-related compensation in the form of stock.
     In addition, each non-employee director is granted options to purchase 1,200 shares of our Class A common stock on the date he is elected or reelected. Such options are assigned at an exercise price equal to the fair market value of our Class A common stock as of the grant date and vest in equal increments of 400 shares on each of the first, second, and third anniversaries of the date of grant. Such options expire at the earlier of (i) ten (10) years from the date of grant; (ii) 13 months after the non-employee director ceases to serve as one of our directors due to death, incapacity, or retirement at or after the age of sixty-five (65); or (iii) at the time the non-employee director ceases to serve as one of our directors for any reason other than death, incapacity, or retirement at or after the age of sixty-five (65).
Directors who are our employees or employees of one of our subsidiaries do not receive compensation for board or committee service. We do, however, reimburse these directors for travel and other related expenses.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT
     The following table sets forth, as of March 29, 2007, the number and percentage of outstanding shares of our Class A and Class B common stock beneficially owned by each person known by us to beneficially own more than 5% of such stock, by each of our directors and named executive officers, and by all of our directors and executive officers as a group. We had issued and outstanding approximately 12,278,808 shares of Class A and 3,040,262 shares of Class B common stock as of March 29, 2007 (including 197,218 shares of restricted Class A common stock subject to certain holding provisions).

		Amount and
		Nature of
		Beneficial
Title of Class	Name and Address of Beneficial Owner (1)	Ownership (2)	Percent of Class (3)
Class A & Class B Common	Patrick E. Quinn	2,993,665 (4)	11.9% of Class A
			50% of Class B
			19.4% of Total (5)
Class A & Class B Common	Max L. Fuller	2,819,753 (6)	10.5% of Class A
			50% of Class B
			18.3% of Total (7)
Class A Common	Ray M. Harlin	213,924	1.7% of Class A
			1.4% of Total
Class A Common	Jeffrey S. Wardeberg	65,924	*
Class A Common	James E. Hall	6,000	*
Class A Common	John W. Murrey, III	3,600	*
Class A Common	Robert J. Sudderth, Jr.	24,165	*
Class A Common	Galleon Captain’s Partners, L.P.,	1,231,473	10.2% of Class A
	Galleon Captain’s Offshore, LTD.,		8.1% of Total
	Galleon Buccaneer’s Offshore, LTD., and SG AM AI EC IV (8)
Class A Common	Goldman Sachs Asset Management, L.P. (9)	1,219,325	10.1% of Class A
			8.1% of Total
Class A & Class B Common	All directors and executive officers	6,127,031	39.6% of Total
	as a group (7 persons)

*	Less than 1% of Class A common stock.

(1)	The business address of each director and named executive officer is 4080 Jenkins Road, Chattanooga, Tennessee 37421.

(2)	Beneficial ownership includes sole voting power and sole investment power with respect to such shares unless otherwise noted and subject to community property laws where applicable. In accordance with Rule 13d-3(d)(1) under the Exchange Act, the number of shares indicated as beneficially owned by a person includes shares of Class A common stock underlying options and restricted stock awards that are currently exercisable or will be exercisable within 60 days following March 29, 2007 held by the following individuals: Mr. Quinn – 80,000 shares; Mr. Fuller – 80,000 shares; Mr. Harlin – 166,000 shares; Mr. Hall – 6,000 shares; Mr. Murrey – 3,600 shares; Mr. Sudderth – 9,600 shares; and Mr. Wardeberg – 54,000 shares. Share amounts include shares of Class A common stock allocated to the accounts of the following individuals under our 401(k) plan: Mr. Quinn – 2,679 shares, Mr. Fuller –10,788 shares, and Mr. Harlin – 8,494.

(3)	Shares of Class A common stock underlying stock options that are currently exercisable or will be exercisable within 60 days following March 29, 2007 are deemed to be outstanding for purposes of computing the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(4)	Comprised of 1,390,855 shares of Class A common stock and 1,520,131 shares of Class B common stock. Does not include 300,000 shares of Class A common stock held by the Quinn Family Partnership, as to which shares Mr. Quinn disclaims beneficial ownership. Mr. Quinn’s spouse is the general partner of the Quinn Family Partnership.

(5)	Based on the aggregate number of shares of Class A and Class B common stock held by Mr. Quinn. The Class A common stock is entitled to one (1) vote per share, and the Class B common stock is entitled to two (2) votes per share. Mr. Quinn beneficially owns shares of Class A and Class B common stock with 24.5% of the voting power of all outstanding voting shares.

(6)	Comprised of 1,208,834 shares of Class A common stock and 1,520,131 shares of Class B common stock. Does not include 344,916 shares of Class A common stock held by the Fuller Family Partnership, as to which shares Mr. Fuller disclaims beneficial ownership. Mr. Fuller’s spouse is a general partner of the Fuller Family Partnership.

(7)	Based on the aggregate number of shares of Class A and Class B common stock held by Mr. Fuller. The Class A common stock is entitled to one (1) vote per share and the Class B common stock is entitled to two (2) votes per share. Mr. Fuller beneficially owns shares of Class A and Class B common stock with 23.5% of the voting power of all outstanding voting shares.

(8)	The principle business address of Galleon Captain’s Partners, L.P., Galleon Captain’s Offshore, LTD., Galleon Buccaneer’s Offshore, LTD., and SG AM AI EC IV is 590 Madison Avenue, 34th Floor, New York, New York 10022. Galleon Captain’s Partners, L.P., Galleon Captain’s Offshore, LTD., Galleon Buccaneer’s Offshore, LTD., and SG AM AI EC IV report that they have shared voting power and shared dispositive power over, respectively, 194,390, 756,993, 240,790, and 39,300 shares of our Class A common stock, respectively. The reported information is based solely upon the Schedule 13G/A filed by Raj Rajaratnam, Galleon Management, L.L.C., Galleon Management, L.P., Galleon Advisors, L.L.C., Galleon Captain’s Partners, L.P., Galleon Captain’s Offshore, LTD., Galleon Buccaneer’s Offshore, LTD., and SG AM AI EC IV with the SEC on

February 13, 2007. Because of investment advisory and management relationships, Raj Rajaratnam, Galleon Management, L.L.C., Galleon Management, L.P., and Galleon Advisors, L.L.C. reported on the December 31, 2006 Schedule 13G/A. However, Raj Rajaratnam, Galleon Management, L.L.C., Galleon Management, L.P., and Galleon Advisors, L.L.C. disclaim any beneficial ownership of the shares reported therein, except to the extent of any pecuniary interests therein.

(9)	The principle business address of Goldman Sachs Asset Management, L.P. is 32 Old Slip, New York, New York 10005. Goldman Sachs Asset Management, L.P. reported that it has sole voting power over 1,219,325 shares, and sole dispositive power over 1,219,325 shares, of our Class A common stock. The reported information is based solely upon the Schedule 13G filed by Goldman Sachs Asset Management, L.P. with the SEC on February 8, 2007.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     We have adopted a policy that transactions with affiliated persons or entities must be reviewed and pre-approved by our Audit Committee on an ongoing basis.
     The information set forth herein briefly describes certain transactions between us and certain affiliated parties. We believe that the terms of these transactions are comparable to the terms that could be obtained from unaffiliated parties.
     Innovative Processing Solutions. Messrs. Quinn and Fuller own 100% of the outstanding common stock of Innovative Processing Solutions (“IPS”), a company that purchased the assets of Transcommunications, Inc. We utilize IPS charge cards for over-the-road fuel purchases, driver advances, and driver payroll. We paid IPS an aggregate of approximately $333,000 in fees for these services in 2006. IPS also provides communications services to us and our drivers and we paid approximately $190,000 for these services in 2006. Finally, IPS owns 30% of the outstanding stock of a provider of onboard computers for the trucking industry. During 2006, the Company paid this provider $6.7 million primarily for communications hardware.
     Leased Facilities. An office and a terminal in Tunnel Hill, Georgia, and a terminal in Oklahoma City, Oklahoma, used by us during 2005 are owned by Q&F Realty, LLC, of which Messrs. Quinn and Fuller own 100% of the membership interests. These facilities are leased to two of our operating subsidiaries at, in management’s opinion, fair market rent. In the aggregate, rental payments to Q&F from such subsidiaries in the year ended December 31, 2006, were approximately $976,000.
     Substantially all of Messrs. Quinn and Fuller’s business time is spent on our business and affairs. In the case of each of the other companies in which Messrs. Quinn and Fuller own an interest, such company has other active, full-time management personnel who operate its business.
     Certain Family Relationships. Lisa M. Pate, the daughter of Mr. Quinn, is employed by us as Vice President and General Counsel. Patrick Brian Quinn, the son of Mr. Quinn, is employed by us as Vice President — Marketing Analysis and Sales Administration. William E. Fuller, the son of Mr. Fuller, is employed as Vice President and General Manager of Xpress Direct. Christopher Fuller, the son of Mr. Fuller, is employed as a customer service representative for Xpress Direct. During 2006, these four individuals received aggregate compensation from us in the amount of $461,000.